

December 18, 2013

Via E-mail
Mr. Darren West
Chief Financial Officer
Green Automotive Company
23 Corporate Place, Suite 150
Newport Beach, California 92660

> **Re: Green Automotive Company**
> **Form 10-K/A for the fiscal year ended December 31, 2012**
> **Filed October 25, 2013**
> **Form 10-Q/A for the quarterly period ended June 30, 2013**
> **Filed October 25, 2013**
> **File No. 0-54049**

Dear Mr. West:

We have reviewed your filings and response letter dated October 21, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2012, Second Amended

Financial Statements

Consolidated Statements of Stockholders' Deficit, page F-6

1.   With regard to the 10,000,000 shares of Series B Preferred Stock issued to GAC Automotive Services, Inc., your wholly-owned subsidiary, please note that pursuant to ASC Topic 810-10-45-5, shares of the parent held by a subsidiary shall not be treated as outstanding shares in the consolidated statement of financial position and, therefore, shall be eliminated in the consolidated financial statements and reflected as treasury shares. Please revise your financial statements accordingly.

Note 13. Subsequent Events, page F-28

2.   Please revise the last sentence of the last paragraph in this note to indicate that "the attached" refers to the Memorandum Decision and Order filed as Exhibit 99.1 to the Amended 10-Q/A for June 30, 2013.

Note 14. Restatement, page F-29

3.   As previously requested, please expand Note 14 to indicate that you restated your nine months ended September 30, 2012 interim financial statements. As previously noted, the additional disclosures should provide significant details regarding these specific restatement adjustments.

Exhibit 32.1 Certification

4.   Please update the first paragraph to disclose that Mr. Ian Hobday is the Chief Executive Officer, rather than Mr. Fred Luke.

Form 10-Q/A for the Quarterly Period Ended June 30, 2013, First Amended

Condensed Consolidated Statements of Operations, page 8

5.   We note that you reclassified stock based compensation out of general and administrative expenses to other income (expense). On page 34, you indicate that these shares were issued in connection with the settlement of agreements. Please tell us and expand your interim footnotes and M&DA to describe the nature of the agreements that were settled with shares. To the extent the agreements pertained to operating activities, please reclassify the amounts as a component of loss, before other expenses.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Beverly Singleton at (202) 551-3328 or Juan Migone, Review Accountant, at (202) 551-3312 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

    Sincerely,

    /s/ David R. Humphrey

    David R. Humphrey
    Accounting Branch Chief